Quebec Superior Court rejects Clifton Star’s Safeguard motion relative to the Duparquet Project

Quebec City, QUEBEC – November 24, 2014. Clifton Star Resources Inc. (“Clifton Star” or the “Corporation”) (TSXV-CFO; Deutsche Boerse-C3T) has been notified that the Quebec Superior Court has rejected Clifton’s request for a Safeguard motion regarding its rights in the Duparquet Project Option Agreements.

Clifton Star had asked the Court to suspend its obligations under the Option Agreements following litigation having been instituted between some of the Option Owners. Clifton Star felt that this litigation hindered efforts to finance the next option payment of $10 Million, due December 1st, 2014. This $10 Million payment is part of a total of $52.2 Million in Option payments required to be made by Clifton by 2017 in order to allow Clifton to acquire the 90% interest in the Duparquet Project it does not already own. Clifton Star retains a 10% interest in the companies that own the Duparquet Project.

Clifton Star has tried without success for the last year to renegotiate the terms of the Option Agreements with the Owners, in order to reflect the decline of the gold price and of the difficult mining financial markets.

Clifton Star will deploy its best efforts to maintain its option to acquire the remaining 90% in the Duparquet property and will re-evaluate its legal and financial investment in the Duparquet Project on December 1st, 2014, to reflect the value of its interest in the Project. There can be no guarantee that Clifton will be successful in its efforts to maintain its option to acquire the additional 90% of the Duparquet property.

Additional Information

All other information previously released on Duparquet is also available on Clifton Star’s website at www.cfo-star.com

For further information please contact:

Michel F. Bouchard

President and CEO

Clifton Star Resources Inc.

mbouchard@cfo-star.com

418-914-9922

www.cfo-star.com

@ cliftonstar1

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